
07069343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ___________ to ___________________

Commission File Number: 001-08634

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Savings Plan for Union Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South, Austin, Texas 78746

The Index to Exhibits is Page 23.

Temple-Inland Inc. Selected Savings Plans
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005 and year ended December 31, 2006
Table of Contents

		Page No.
(a)	Financial Statements:	
	Report of Independent Registered Public Accounting Firm	F-1
	Statements of Net Assets Available for Benefits	F-2
	Statements of Changes in Net Assets Available for Benefits	F-4
	Notes to Financial Statements	F-5
	Supplemental Schedules:	
	Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	F-18
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	F-19
(b)	Exhibits:	
	1. Consent of Ernst & Young LLP	



Ernst & Young LLP
Suite 1800
401 Congress
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2006. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2006 and 2005, and the changes in their net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each Plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each Plan taken as a whole.

Ernst & Young LLP

Austin, Texas
June 25, 2007

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,737,197	$ 31,455,956	$ 99,755,054	$ 36,049,638	$ 825,473
Vanguard Retirement Savings Trust	13,844,809	22,600,626	83,848,402	51,390,398	828,288
Vanguard Windsor Fund	21,117,554	9,367,177	70,676,469	14,923,850	117,899
Vanguard IT Treasury Fund	38,448,137	3,386,865	19,042,903	4,990,414	38,574
Vanguard 500 Index Fund	24,647,497	12,100,755	72,974,341	22,987,859	234,812
Vanguard Wellington Fund	13,289,898	6,609,057	35,675,604	8,642,596	18,622
Vanguard Explorer Fund	9,942,698	3,105,833	21,885,717	5,110,103	62,047
Vanguard International Growth Fund	8,773,006	2,422,512	20,693,581	4,090,860	29,529
Vanguard PRIMECAP Fund	4,001,686	1,634,331	29,349,502	9,336,800	2,061
Vanguard Small-Cap Value Index Fund	3,320,112	1,212,323	17,174,976	3,636,975	3,717
Participant loans	4,679,737	9,255,753	12,487,168	8,987,666	—
Total investments	175,802,331	103,151,188	483,563,717	170,147,159	2,161,022
Receivables:					
Participant loan interest	—	13,453	1,893	11,653	—
Employee contributions	365	99,096	23,095	186,530	15,020
Employer contributions	44,146	112,089	87,029	20,388	9,712
Total receivables	44,511	224,638	112,017	218,571	24,732
Liabilities:					
Contributions to be refunded	—	7,557	8,998	124,571	—
Net assets available for benefits, at fair value	$ 175,846,842	$ 103,368,269	$ 483,666,736	$ 170,241,159	$ 2,185,754
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	133,224	217,478	806,844	494,512	7,970
Net assets available for benefits	$ 175,980,066	$ 103,585,747	$ 484,473,580	$ 170,735,671	$ 2,193,724

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 36,960,204	$ 31,916,318	$ 99,632,045	$ 35,667,901	$ 849,155
Vanguard Retirement Savings Trust	13,854,454	22,288,729	83,603,748	49,928,248	1,142,762
Vanguard Windsor Fund	19,207,615	8,729,841	63,479,367	13,398,169	99,370
Vanguard IT Treasury Fund	39,611,898	3,144,603	18,807,006	5,300,599	38,978
Vanguard 500 Index Fund	23,945,613	10,966,553	67,055,800	21,220,684	202,564
Vanguard Wellington Fund	11,685,174	5,555,837	29,228,095	7,026,083	14,193
Vanguard Explorer Fund	9,452,511	2,886,436	21,090,304	4,898,004	52,465
Vanguard International Growth Fund	6,479,388	1,657,906	13,437,102	2,813,079	22,177
Vanguard PRIMECAP Fund	2,824,765	1,451,019	26,439,661	8,908,047	679
Vanguard Small-Cap Value Index Fund	2,472,422	1,124,217	14,314,903	3,002,490	1,170
Participant loans	4,983,456	8,982,887	11,955,958	8,861,863	—
Total investments	171,477,500	98,704,346	449,043,989	161,025,167	2,423,513
Receivables:					
Participant loan interest	720	10,796	1,333	9,249	—
Employee contributions	23,811	93,431	17,066	210,448	15,454
Employer contributions	140,796	147,342	208,433	22,498	9,978
Total receivables	165,327	251,569	226,832	242,195	25,432
Liabilities:					
Contributions to be refunded	12,632	29,407	7,043	1,377	3,960
Net assets available for benefits, at fair value	$ 171,630,195	$ 98,926,508	$ 449,263,778	$ 161,265,985	$ 2,444,985
Adjustment from fair value to contract value for fully benefit responsive investment contracts	182,707	293,935	1,102,535	658,435	15,070
Net assets available for benefits	$ 171,812,902	$ 99,220,443	$ 450,366,313	$ 161,924,420	$ 2,460,055

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:					
Cash dividends	$ 7,886,875	$ 3,027,185	$ 19,195,543	$ 4,861,480	$ 45,077
Interest	566,002	937,497	3,562,845	2,060,052	46,744
Net appreciation in fair value of investments	6,921,142	3,747,271	24,646,249	7,151,347	59,075
Total investment income from Master Trust	15,374,019	7,711,953	47,404,637	14,072,879	150,896
Interest from participant loans	333,220	633,191	857,911	560,883	—
Contributions:					
Employee	9,051,053	5,492,094	21,759,049	10,269,249	152,798
Employer:					
Cash	8,043,993	3,546,116	9,443,707	2,586,491	79,769
Rollovers	937,357	202,261	2,676,450	250,629	—
Total contributions	18,032,403	9,240,471	33,879,206	13,106,369	232,567
Distributions to participants	(29,169,588)	(13,348,286)	(55,012,359)	(18,517,171)	(649,794)
Interplan transfers	(402,890)	(1,349,632)	2,164,231	(411,709)	—
Transfer from (to) other plans	—	1,477,607	4,813,641	—	—
Net increase (decrease)	$ 4,167,164	$ 4,365,304	$ 34,107,267	$ 8,811,251	$ (266,331)
Net assets available for benefits:					
Beginning of year	$ 171,812,902	$ 99,220,443	$ 450,366,313	$ 161,924,420	$ 2,460,055
End of year	$ 175,980,066	$ 103,585,747	$ 484,473,580	$ 170,735,671	$ 2,193,724

See Notes to Financial Statements.

6

NOTE A – DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of TIN Inc. (dba Temple-Inland) and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan"), Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees, and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro Plan") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65.

Certain salaried, salaried plus commission, or commission only employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes Company Retirement Contributions (as defined by the Plan) equal to 3-1/2 percent of an employee's eligible pay. All employees eligible for the Savings and Retirement Plan, whether or not they are making before-tax or after-tax contributions, are eligible for the Company Retirement Contribution upon completing three months of service.

Non-Salaried Savings Plan

The Non-Salaried Savings Plan was established effective January 1, 1990. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65.

Non-union hourly and hourly plus commission-based employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

In January 2006 Temple-Inland Inc. purchased Temple-Inland Inc's partner's 50% interest in Standard Gypsum, L.L.C. On May 3, 2006, account balances of the non-salaried employees, in the 401(k) plan sponsored by Standard Gypsum L.L.C. were transferred into this Plan, which resulted in a transfer of $1,477,607.

Salaried Savings Plan

The Salaried Savings Plan was established effective January 1, 1984. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65.

Certain salaried, salaried plus commissions, or commission-only basis employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

In January 2006 Temple-Inland Inc. purchased Temple-Inland Inc's partner's 50% interest in Standard Gypsum, L.L.C. On May 3, 2006, account balances of the salaried employees in the 401(k) plan sponsored by Standard Gypsum L.L.C. were transferred into this Plan, which resulted in a transfer of $4,864,913. The Plan also includes transfers out to other qualified plans of $51,272.

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1993. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. There are 48 and 52 individual collectively bargained units belonging to the Plan as of December 31, 2006 and 2005, respectively.

Upon meeting the three-month service requirement, non-salaried union employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The matching formula for Company contributions and the maximum Company contribution per participant are defined in the collectively bargaining unit agreements. Contribution ranges and Company matching formulas vary based on individual union agreements.

El Morro Plan

The El Morro Plan was established effective August 1, 1992. Banco Popular Trust Division is the Trustee for this plan. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to ten percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by Puerto Rico tax laws.

The Company's contribution is an amount equal to 100 percent of the employee's contribution not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

Investment Options

Participants may designate their contributions to be made in multiples of one percent into various separate investment accounts within the T-I Trust other than the Temple-Inland Inc. Stock Fund. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. Participants may transfer all or any portion (in multiples of one percent for all plans except the El Morro Plan) of their before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the funds to any of the active funds; provided, however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age 59 prior to January 1, 2003, or completed a period of service of at least three years. All Company Retirement Contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund.

Each of the Plans except for El Morro participates in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes fully vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months, 67 percent vested after 24 months and 100 percent vested after 36 months. Company Retirement Contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company contributions not otherwise vested, vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. Forfeitures occur in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future Company contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Plan Documents. All significant costs of administering the Plans are paid by the Company. The Vanguard Group Inc. is the recordkeeper for the Plans.

Interplan Transfers

Interplan transfers on the statements of changes in net assets available for benefits represent account balances of participants who have transferred between Company sponsored plans due to changes in employment status.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented from comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts that are recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plans' statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statements of net assets available for benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statements of changes in net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans provide for various investments in a company stock fund, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company ("Vanguard") was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a daily basis.

Investments

Investments are stated at fair value. The fair value of the Temple-Inland Inc. Stock Fund is based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is a common collective trust ("CCT") fund which invests in fully benefit–responsive investment contracts. The fair value of the traditional guaranteed investment contracts in the CCT is based on the discounted expected future cash flows for each contract. The fair value of the wrapper contracts in the CCT is based on re-bid rates for those same contracts. The fair value of the mutual funds in the CCT is based on quoted market prices. Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest. The fair value of the CCT is adjusted to contract value in accordance with the FSP. Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

NOTE C – INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$ 201,823,318	$ 205,025,623
Vanguard Retirement Savings Trust	172,512,523	170,817,940
Vanguard Windsor Fund	116,202,949	104,914,362
Vanguard IT Treasury Fund	65,906,893	66,903,084
Vanguard 500 Index Fund	132,945,264	123,391,214
Vanguard Wellington Fund	64,235,777	53,509,382
Vanguard Explorer Fund	40,106,398	38,379,720
Vanguard International Growth Fund	36,009,488	24,409,652
Vanguard PRIMECAP Fund	44,324,380	39,624,171
Vanguard Small-Cap Value Index Fund	25,348,103	20,915,202
Total	$ 899,415,093	$ 847,890,350

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2006 and 2005:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
December 31, 2006:					
Temple-Inland Inc. Stock Fund	16.71	15.59	49.43	17.86	0.41
Vanguard Retirement Savings Trust	8.03	13.10	48.60	29.79	0.48
Vanguard Windsor Fund	18.18	8.06	60.82	12.84	0.10
Vanguard IT Treasury Fund	58.34	5.14	28.89	7.57	0.06
Vanguard 500 Index Fund	18.54	9.10	54.89	17.29	0.18
Vanguard Wellington Fund	20.69	10.29	55.54	13.45	0.03
Vanguard Explorer Fund	24.79	7.74	54.57	12.74	0.16
Vanguard International Growth Fund	24.36	6.73	57.47	11.36	0.08
Vanguard PRIMECAP Fund	9.03	3.69	66.22	21.06	—
Vanguard Small-Cap Value Index	13.10	4.78	67.76	14.35	0.01
December 31, 2005:					
Temple-Inland Inc. Stock Fund	18.03	15.57	48.59	17.40	0.41
Vanguard Retirement Savings Trust	8.11	13.05	48.94	29.23	0.67
Vanguard Windsor Fund	18.31	8.32	60.51	12.77	0.09
Vanguard IT Treasury Fund	59.21	4.70	28.11	7.92	0.06
Vanguard 500 Index Fund	19.41	8.89	54.34	17.20	0.16
Vanguard Wellington Fund	21.84	10.38	54.62	13.13	0.03
Vanguard Explorer Fund	24.63	7.52	54.95	12.76	0.14
Vanguard International Growth Fund	26.54	6.79	55.05	11.53	0.09
Vanguard PRIMECAP Fund	7.13	3.66	66.73	22.48	—
Vanguard Small-Cap Value Index	11.82	5.38	68.44	14.35	0.01

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

Investment income (loss) for the separate investment accounts for the year ended December 31, 2006 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ 6,059,414	$ —	$ 4,586,253	$ 10,645,667
Vanguard Retirement Savings Trust	—	7,173,140	—	7,173,140
Vanguard Windsor Fund	8,792,342	—	10,407,457	19,199,799
Vanguard IT Treasury Fund	(1,047,371)	—	3,020,480	1,973,109
Vanguard 500 Index Fund	16,146,871	—	2,206,846	18,353,717
Vanguard Wellington Fund	3,673,487	—	4,392,589	8,066,076
Vanguard Explorer Fund	(288,308)	—	3,804,622	3,516,314
Vanguard International Growth Fund	3,399,284	—	3,455,602	6,854,886
Vanguard PRIMECAP Fund	2,160,879	—	2,695,564	4,856,443
Vanguard Small-Cap Value Index Fund	3,628,486	—	446,747	4,075,233
Total	$ 42,525,084	$ 7,173,140	$ 35,016,160	$ 84,714,384

NOTE D – NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Inc. Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Union Employees 457	El Morro 456
Net Assets at December 31, 2005:					
Temple-Inland Inc. Stock Fund	$ 36,960,204	$ 31,916,318	$ 99,632,045	$ 35,667,901	$ 849,155
Vanguard IT Treasury Fund	39,611,898	—	—	—	—
Receivables:					
Temple-Inland Inc. Stock Fund					
Employer contribution receivable	120,139	147,342	208,433	22,498	9,978
Interfund transfers receivable	28,525	22,912	2,614	9,759	
Vanguard IT Treasury Fund					
Employer contribution receivable	20,657	—	—	—	—
Employee contribution receivable	2,190	—	—	—	—
Interfund transfers receivable	137,401	—	—	—	—
Payables					
T Treasury Fund	(3,857)	—	—	—	—
Total Net Assets	$ 76,877,157	$ 32,086,572	$ 99,843,092	$ 35,700,158	$ 859,133
Changes in Net Assets:					
Contributions	8,429,073	3,559,545	9,533,489	2,624,106	79,769
Dividends and interest	2,557,624	720,063	2,240,287	825,034	18,549
Net appreciation in fair value of investments	57,500	747,415	2,959,774	1,393,764	18,298
Benefits paid to participants	(11,918,873)	(3,972,372)	(9,171,308)	(2,820,561)	(148,979)
Asset transfers in/out	6,220	23,478	180,208	(25,888)	—
Transfers (to) from other plans	(168,330)	(310,765)	383,081	19,869	—
Transfers (to) from participant directed investments	(3,610,744)	(1,260,179)	(6,123,362)	(1,634,079)	8,415
Change in net assets	(4,647,530)	(492,815)	2,169	382,245	(23,948)
Net Assets at December 31, 2006:					
Temple-Inland Inc. Stock Fund	$ 33,737,197	$ 31,455,956	$ 99,755,054	$ 36,049,638	$ 825,473
Vanguard IT Treasury Fund	38,448,137				
Receivables:					
Temple-Inland Inc. Stock Fund					
Employer contribution receivable	44,146	112,089	87,029	20,388	9,712
Interfund transfers receivable	—	25,712	3,178	12,377	—
Vanguard IT Treasury Fund					
Employee contribution receivable	147	—	—	—	—
Total Net Assets	$ 72,229,627	$ 31,593,757	$ 99,845,261	$ 36,082,403	$ 835,185

NOTE E – TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 20, 2002
Savings and Retirement Plan	February 26, 2004
Non-Salaried Savings Plan	February 26, 2004
Salaried Savings Plan	February 26, 2004

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. The El Morro Plan has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, (PR Code) as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Savings Plan for Union Employees and Non-Salaried Savings Plan, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that these plans are qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Savings and Retirement Plan and the Salaried Savings Plan into compliance with the IRC. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the El Morro Plan into compliance with the PR Code.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500s as of December 31, 2006 and a reconciliation of the net increase (decrease) per the financial statements to the Form 5500s for year ended December 31, 2006.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

Savings and Retirement Plan

Net assets available for benefits per the financial statements	$ 175,980,066
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(133,224)
Net assets available for benefits per the Form 5500	$ 175,846,842
Net increase per the financial statements	$ 4,167,164
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(133,224)
Net increase per the Form 5500	$ 4,033,940

Non-Salaried Savings Plan

Net assets available for benefits per the financial statements	$ 103,585,747
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(217,478)
Net assets available for benefits per the Form 5500	$ 103,368,269
Net increase per the financial statements	$ 4,365,304
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(217,478)
Net increase per the Form 5500	$ 4,147,826

Salaried Savings Plan

Net assets available for benefits per the financial statements	$ 484,473,580
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(806,844)
Net assets available for benefits per the Form 5500	$ 483,666,736
Net increase per the financial statements	$ 34,107,267
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(806,844)
Net increase per the Form 5500	$ 33,300,423

Savings Plan for Union Employees

Net assets available for benefits per the financial statements	$ 170,735,671
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(494,512)
Net assets available for benefits per the Form 5500	$ 170,241,159
Net increase per the financial statements	$ 8,811,251
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts	(494,512)
Net increase per the Form 5500	$ 8,316,739

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2006

El Morro Plan

Net assets available for benefits per the financial statements	$	2,193,724
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts		(7,970)
Net assets available for benefits per the Form 5500	$	2,185,754
Net decrease per the financial statements	$	(266,331)
Less: Adjustment from contract value to fair value for fully benefit –responsive investment contracts		(7,970)
Net decrease per the Form 5500	$	(274,301)

Fully-benefit responsive investment contracts have been recorded in the accompanying financial statements at contract value. The Form 5500 requires these investment contracts to be reported at fair value.

NOTE G – SUBSEQUENT EVENT

On February 26, 2007, the board of directors of the Company announced a transformation plan that involves separating the Company into three focused, stand-alone, public companies. The Company is in the process of developing the Plans within the three stand alone companies. The impact to the Plans has not yet been determined. The transformation is expected to be completed by year-end 2007.

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

Plan Name	Plan #	EIN	Plan Year	Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions
Temple-Inland Savings And Retirement Plan	028	75-1462427	2006	$82	$82
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2006	149	149
Temple-Inland Salaried Savings Plan	025	75-1462427	2006	6,904	6,904
Temple-Inland Savings Plan for Union Employees	457	75-1462427	2006	694	694
Temple-Inland Savings And Retirement Plan	028	75-1462427	2005	225	225
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2005	37	37
Temple-Inland Salaried Savings Plan	025	75-1462427	2005	548	548
Temple-Inland Savings Plan for Union Employees	457	75-1462427	2005	1,192	1,192
El Morro Corrugated Box Corporation Savings and Investment Plan	456	66-0274059	2005	207	207
Temple-Inland Savings And Retirement Plan	028	75-1462427	2004	84,414	84,414
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2004	167,698	167,398
Temple-Inland Salaried Savings Plan	025	75-1462427	2004	204,233	204,233
Temple-Inland Savings Plan for Union Employees	457	75-1462427	2004	128,588	128,588
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2003	196,541	196,541

Delinquent participant contributions in 2003, 2004, 2005 and certain delinquent participant contributions in 2006 were corrected outside of the Voluntary Fiduciary Compliance Program in 2006. For the Temple-Inland Savings and Retirement Plan, the amount of accrued interest on late remittances for contributions paid in 2006 was $57, for the Temple-Inland Non-Salaried Savings Plan, the amount of accrued interest on late remittances for contributions paid in 2006 was $168, for the Temple-Inland Salaried Savings Plan, the amount of accrued interest on late remittances for contributions paid in 2006 was $356, for the Temple-Inland Savings Plan for Union Employees, the amount of accrued interest on late remittances for contributions paid in 2006 was $71, for the El Morro Corrugated Box Corporation Savings and Investment Plan, the amount of accrued interest on late remittances for contributions paid in 2006 was $12.

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2006

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	5.50% to 11.00%	$ 4,679,737
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	5.50% to 11.00%	9,255,753
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.50% to 11.00%	12,487,168
Temple-Inland Savings Plan for Union Employees	457	75-1462427	Participant Loans	5.50% to 11.00%	8,987,666

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
SAVINGS PLAN FOR UNION EMPLOYEES

Date: June 25, 2007 By: Roger N Marietti

Roger Marietti
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	24



Ernst & Young LLP
Suite 1800
401 Congress
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement, as amended, (Form S-8 No. 33-54388) pertaining to the Temple-Inland Savings Plan for Union Employees of our report dated June 25, 2007, with respect to the financial statements and supplemental schedules of the Temple-Inland Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Austin, Texas
June 26, 2007

END